UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 24)1

PulteGroup, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

745867101
(CUSIP Number)

William J. Pulte
6515 Thomas Jefferson Court
Naples, Florida 34108
(239) 514-5045

with a copy to:

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 745867101

1	NAME OF REPORTING PERSON William J. Pulte Trust dtd 01/26/1990
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,117,664
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,138,064
	10	SHARED DISPOSITIVE POWER 17,979,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,117,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 745867101

1	NAME OF REPORTING PERSON William J. Pulte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,117,664
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,138,064
	10	SHARED DISPOSITIVE POWER 17,979,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,117,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 745867101

The following constitutes Amendment No. 24 to the Schedule 13D filed by the undersigned (“Amendment No. 24”).  This Amendment No. 24 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Common Shares reported owned by each person named herein is based upon 317,833,859 Common Shares outstanding as of January 26, 2017, which is the total number of Common Shares outstanding as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 1, 2017.

As of the close of business on February 17, 2017, 23,117,664 Common Shares were held in the Pulte Trust, constituting approximately 7.3% of the Common Shares outstanding.

Mr. Pulte, as the trustee of the Pulte Trust, may be deemed to beneficially own the 23,117,664 Common Shares beneficially owned by the Pulte Trust, constituting approximately 7.3% of the Common Shares outstanding.

Excluded from Mr. Pulte’s beneficial ownership are 134,606 Common Shares directly owned by Mr. Pulte’s spouse, Karen Pulte, which Mr. Pulte expressly disclaims beneficial ownership of by virtue of his inability to exercise voting or investment power over such Common Shares.

(b)           Each of the Pulte Trust and Mr. Pulte may be deemed to have the sole power to vote or direct the vote of the Common Shares held in the Pulte Trust. Except for 17,979,600 Common Shares that have been pledged as collateral for certain loan obligations, as has previously been disclosed, the Pulte Trust and Mr. Pulte may be deemed to have the sole power to dispose or direct the disposition of the Common Shares held in the Pulte Trust.

 (c)           Except as otherwise set forth in Item 6 below, there have been no transactions in the securities of PHM by the Reporting Persons since the filing of Amendment No. 23 to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 15, 2017, Pulte Trust closed the refinancing of certain obligations in connection with a certain loan/collar transaction initially entered into on April 23, 2014. The purpose of the refinancing transaction (the “February 2017 Refinancing Transaction”) is to provide Pulte Trust with liquidity to, among other things, further its philanthropic endeavors while protecting itself against risks associated with a potential decline in PHM’s stock price. Pulte Trust does not have any intention to deliver any Common Shares in connection with the February 2017 Refinancing Transaction or any other loan agreements previously disclosed.

Pursuant to the February 2017 Refinancing Transaction, Pulte Trust received a new loan in the principal amount of $27,990,000, with an effective interest rate of 1.834% (calculated using daily compounding) and matures on January 25, 2019, and entered into the following collar: Pulte Trust sold to a counterparty a European-style call option referencing an aggregate of 1,800,000 Common Shares, which has an exercise price of $26.50 per Common Share and expires on January 25, 2019; and Pulte Trust purchased from a counterparty a European-style put option referencing an aggregate of 1,800,000 Common Shares, which has an exercise price of $15.55 per Common Share and expires on January 25, 2019. 1,800,000 Common Shares continue to serve as collateral for the new loan as was the case for the prior loan.

CUSIP NO. 745867101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2017

WILLIAM J. PULTE TRUST DTD 01/26/90

By:	/s/ William J. Pulte
	Name:	William J. Pulte
	Title:	Trustee

/s/ William J. Pulte
WILLIAM J. PULTE